UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE

ACT OF 1934

For the Month of August 2004

EDP- Electricidade de Portugal, S.A.

Praça Marquês de Pombal, 12

1250-162 Lisbon, Portugal

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒    Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐    No  ☒

30 July 2004

Acquisition of Additional 56% Stake in HC

Disclaimer page

Some of the information contained in this document contains forward-looking statements. Any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and EDP’s actual results may differ materially from those in the forward-looking statements as a result of various factors. EDP undertakes no obligation to publicly update or revise any forward-looking statements.

The information contained herein does not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the securities referred to herein, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration, exemption from registration or qualification under the securities laws of any jurisdiction.

A registration statement relating to the securities referred to herein has been filed with the U.S. Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any U.S. State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

The offering will be made only by means of a prospectus included in the registration statement. A written prospectus, when it becomes available, may be obtained from Mr Pedro Pires João, Director of Investor Relations at EDP, Praça de Marquês de Pombal 12, 1250-162 Lisbon.

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (the “Order”) (all such persons together being referred to as “relevant persons”). The securities referred to herein are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents. This communication must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this communication relates is available only to relevant persons and will be engaged in only with relevant persons.

Stabilization/FSA.

Section 1 Transaction highlights

Section 2 Transaction rationale

Section 3 Transaction structure and timetable

Section 4 Financial overview

Section 5 Conclusions

Section 1 Transaction highlights

Section 2 Transaction rationale

Section 3 Transaction structure and timetable

Section 4 Financial overview

Section 5 Conclusions

Transaction overview

EDP is acquiring an additional 56.2% stake in Hidrocantábrico (“HC”) for €1,195 MM taking total ownership to 95.7%

34.6% from EnBW for €649 MM

17.5% from Cajastur for €453 MM

4.1% from Cáser for €93 MM

Agreement includes sale of HC non-core telecom assets, expected to generate a substantial capital gain

Total price of €1,978 MM paid by EDP for 95.7% of HC (includes initial acquisition of 39.5% in 2001 for €783 MM)

Acquisitions financed through fully underwritten €1.2 Bn dual-stage rights issue which ensures funds availability and preserves balance sheet strength

Cajastur becomes an important reference shareholder of EDP

EDP reinforces its position as a top tier Iberian energy player

Transaction rationale

HC is a highly attractive investment opportunity

Very strong fit with EDP’s overall energy strategy in Iberia

HC is a pure play gas and power operator with strong growth prospects

Final essential step for the integration of HC and EDP and for the extraction of synergies

Elimination of potential conflicts of interest with other shareholders in HC allows for the integration of HC and EDP

Integration of HC and EDP will extract full value from:

integrated management of complementary generation portfolio

coordinated Group retail strategy

complementary gas positions and common gas sourcing

optimised and coordinated generation capacity expansion strategy

Maximise extraction of synergies

Integration ahead of MIBEL

Integration of two leading Spanish and Portuguese players ahead of the full operation of MIBEL

EDP reinforces its position as a top tier Iberian energy player

Key transaction terms: acquisition and financing

Stake acquired

EDP is acquiring additional 56.2% of HC, taking total ownership to 95.7%

entire EnBW’s stake: 34.6%

most of Cajastur’s stake: 17.5%

part of Cáser’s stake: 4.1%

Price

Total agreed transaction consideration of €1,195 MM as follows:

EnBW interest (34.6%): valued at €649 MM

Cajastur interest (17.5%): valued at €453 MM

Cáser interest (4.1%): valued at €93 MM

EnBW: cash

Consideration

Cajastur: EDP shares

Cáser: cash

Financing

€1,200 MM dual-stage rights issue to be launched in October

Fully underwritten capital increase, ensuring availability of equity financing for the acquisition

Right for EDP shareholders to participate in the capital increase and benefit fully from strategic and financial rationale of the acquisition

Rights issue conditional on M&A transaction completion, including EU anti-trust approval

Transaction fully supported by Portuguese State

Section 1 Transaction highlights

Section 2 Transaction rationale

Section 3 Transaction structure and timetable

Section 4 Financial overview

Section 5 Conclusions

Strong and compelling transaction rationale

Full integration of HC is consistent with EDP’s strategic objectives

HC is a pure electricity and gas player

HC has a significant position in gas following the acquisition of Naturcorp

HC is strongly focused on achieving maximum operating efficiency

Elimination of potential conflicts of interest is key to maximise management flexibility and optimise business integration in MIBEL

Integration of HC and EDP will extract full value from:

integrated management of complementary generation portfolio

coordinated Group retail strategy

complementary gas positions and common gas sourcing

optimised and coordinated generation capacity expansion strategy

Maximise extraction of synergies

Integration of two leading Spanish and Portuguese players ahead of the full operation of MIBEL

Integrated management of complementary generation portfolio

Gain advantage from a fully integrated generation portfolio management strategy joint generation mix closer to market generation mix

risk profile aligned with the market

Develop a single trading unit with central dispatch

minimisation of generation costs

portfolio margin optimisation

joint procurement of raw materials

integrated deal structuring and bidding

combined CO2 allowances management and trading

integrated risk management and mitigation

More diversified generation mix 2003A

100 80 60 40 20 0

EDP HC EDP + HC Total Iberia (1)(2)

24 5 16 55 15 60 7 18 18 8 27 2 45 15 13 22 14 36

Hydro Nuclear Coal CCGT Fuel/Gas

Notes

1. Not including renewables and special regime

2. 100% of HC

Coordinated retail strategy

Coordinated retail strategy in Portugal and Spain

flexibility to define and manage a more competitive commercial strategy across the Iberian peninsula option to vertically integrate generation and retail activities to minimise market exposure ability to capture growth opportunities in Spain while strengthening competitive position across the Iberian market leverage Iberian customers through cross-border electricity and gas offering

Enhanced dual fuel offer strategy

increase customer retention following gas market liberalisation

Balance retail – generation (2003A) Retail volume(1) (TWh)

100 80 60 40 20 0

0 20 40 60 80 100

Generation volume (TWh)

IBERDROLA UNION FENOSA gasNatural

Note

1. Free + guaranteed retail

Complementary gas positions and common gas sourcing

EDP is taking control of GDP(1)

more flexibility through elimination of destination clauses

optimisation of power plant portfolio (increased flexibility of take-or-pay contracts)

Full benefit from integration of diversified gas sources

access to more diversified sourcing portfolio of NG and LNG

arbitrage opportunities between contracts with different benchmarks larger gas portfolio

economies of scale

more flexibility

spot opportunities

EDP + HC sourcing portfolio 2004 bcm

6 5 4 3 2 1 0

3,8 0,1 1,3 2,4

1,6 0,5 1,1

5,4 0,5 1,1 0,1 1,3 2,4

Portugal Spain Iberia

Algeria Nigeria Malaysia T&T Spain

Note

1. Subject to regulatory approval

Source: EDP

Optimized and coordinated generation capacity expansion strategy

EDP and HC will be able to optimize their generation capacity investment programme

Geographically

decisions based on local regulatory and environmental framework regional hedging based on pan-Iberian load patterns

By fuel profile

CCGTs investment and its relation to the overall power and gas strategy of the combined group coal, with reference to impact of Sox investment requirements and the use of CO2 certificates scale advantages in renewables from combined portfolio

Increased optionality

Different demand increase in each country

Installed capacity / reserve margin

Renewables evolution

CO2 position at country and European level

New plant capacity additions by HC and EDP

MW

2.500 2.000 1.500 1.000 500 0

800 400 1.200 2.400

2006 2007 Until 2010 Total

Plants

Ter 3 Castejón 2 Soto

Maximise extraction of synergies

Breakdown of main synergies in full year (€ MM/year) Synergies (€ MM)

40 35 30 25 20 15 10 5 0

Total

3 - 5 2 3

7 - 9 2 7

9 - 13 4 9

6 - 8 2 6

25 - 35 10 25

Revenue enhancement

Portfolio optimization

Cost reduction

Capex reduction

Total

Key business drivers of synergies (% of total operational synergies)

Generation and Trading (>50%)

Joint fuel and OEM purchasing

Generation portfolio optimization

Gas (30%)

Optimization of contract portfolio

Risk hedging

Shipping optimization

Additional non quantifiable synergies

Stronger market position at Iberian level

Coordinated investment plans

Increased flexibility to capture business opportunities

To be gradually implemented by 2007

Well defined integration plan

Integration calendar

First 100 Days

Synergies level confirmed and detailed action plan defined

New trading common management in place

Common activities/strategies defined

bidding strategy

coal purchasing

investment plan in conventional and renewable generation

retail strategy

gas sourcing strategy

Regulatory position defined

Communication plan to other stakeholders defined and in process

New organization and processes implemented in Spain to guarantee optimal coordination with Portugal

First year

Common trading organization

Extraction of synergies at the opex level

Common purchasing organization and processes fully operational

Optimize gas sourcing management

Coordinated strategy on Gas infrastructure development in Spain—international assets of GDP

Years 2 – 3

Sharing of retail support structure

Common IT plan in place and convergence of platforms

Clear execution strategy and framework

Simple and manageable structure of 8 task-forces

Equipment purchase task-force

Generation

Renewables, etc.

Trading integration task-force

Organization, processes and management task-force

Systems task-force

Fuel purchase task-force

Retail business task-force

Communication and external relations task-force

Regulation task-force

Progress review structure

Ensure progress, control milestones and delivered quality

Report to EDP’s Executive Committee

Day-to-day coordination and task-force guidance

Integration of task forces’ output to deliver an update of the strategy of the new group

Help integrate task-force outputs

Production of progress control information

Steering Committee

Task-force coordination

EDP element

HC element

Task-forces

Leader

Participants

Project office support elements

Section 1 Transaction highlights

Section 2 Transaction rationale

Section 3 Transaction structure and timetable

Section 4 Financial overview

Section 5 Conclusions

M&A structure

M&A environment

Favourable market and political conditions

Current willingness of HC shareholders to sell

EnBW agreement

EnBW’s 34.6% stake acquired for €649 MM in cash

Cajastur 17.5% stake valued at €453 MM for EDP shares

EDP shares to be delivered to Cajastur valued at average price six months prior to announcement, adjusted for rights issue dilution

Cajastur to become core shareholder of EDP (5.4-5.8% stake)

Cajastur / Cáser agreement

Cáser 4.1% stake acquired for €93 MM in cash

Cajastur retains put option on remaining 3.1% stake in HC, indexed to EDP’s share price so that EDP’s and Cajastur’s interests are unequivocally aligned

Existing HC shareholder’s agreement cancelled

Both agreements subject to

EU approval – targeting phase I resolution

Conditions precedent

non-opposition by the Spanish government

completion of acquisition of both stakes

financing—interconditionality of the M&A and financing processes

Financing structure

Rights issue of €1.2 Bn to be launched in October to fully finance the acquisition and preserve balance sheet strength

Dual stage structure—capital increase fully underwritten by a bank syndicate from transaction announcement:

ensures availability of equity financing for the acquisition power to set terms of rights issue to be delegated to the BoD at EGM on October 7 rights issue to be completed in November

Rights issue conditional on completion of M&A transactions:

no proceeds raised if acquisition is not completed

timetable linked to M&A process, launching after regulatory approval has been obtained

M&A and financing indicative timetable

29 July

Board meeting for transaction approval and EGM calling

Signing of:

M&A contracts

Financing underwriting agreement

Announcement of:

M&A transaction and equity financing

1H 04 Results

+ 5-7 weeks

Privatisation Decree Law to be passed

EU transaction review completed(1)

October 7

EGM approval and power to set terms of capital increase delegated to BoD

~ + 5-7 weeks

M&A closing

Rights issue delivery / settlement

Note

1. Assuming Phase I only review process

Section 1 Transaction highlights

Section 2 Transaction rationale

Section 3 Transaction structure and timetable

Section 4 Financial overview

Section 5 Conclusions

Financial impact on EDP

Accounting consolidation

Full consolidation of HC as of transaction completion date

Synergies implementation

Synergies amount to €25-35 MM to be gradually implemented

full implementation after a 36-month integration period

synergies are net: no further integration costs expected

Transaction / existing HC goodwill

Transaction goodwill of €245MM

not amortized under new IAS principles (2005 onwards)

expected to be tax deductible

HC existing goodwill

not amortized under new IAS principles (2005 onwards)

continues to be tax deductible under Spanish tax regime

Potential non-core divestments

Transaction ensures monetization of telecom investments held by HC minimum value realisation expected to be €125 MM(2) (for HC stake)

EPS impact

Transaction expected to be approximately neutral from 2005 onwards

Valuation

Total price paid for 95.7% stake implies 10.3x AV/LTM EBITDA(1)

(1) LTM EBITDA as of June 30, 2004. AV excludes expected minimum value for cable assets (€125MM in cash and stock)

(2) In cash and stock

Capital structure analysis

EDP pro forma net debt pre/post HC transaction

€MM

10,000 8,000 6,000 4,000 2,000 0

7,205 1,106 (59) 1,195 (1,200) 8,247

2003A EDP net debt

Additional HC net debt to be consolidated

Expected minimum proceeds from sale of cable investments (1)

Cash paid for additional 56.2% of HC

Rights issue

2003 pro forma EDP net debt

Net Debt/ EBITDA 3.9x 4.1x

Note

1. After-tax cash proceeds at 15% capital gains tax

Impact on EDP

EBITDA / net interest

x

Total Debt / Book Capitalisation

%

6 4 2 0 (3.6)%

2003A EDP standalone 2003 proforma

60 50 40 30 20 10 0 (4.2)%

2003A EDP standalone

2003 proforma

Section 1 Transaction highlights

Section 2 Transaction rationale

Section 3 Transaction structure and timetable

Section 4 Financial overview

Section 5 Conclusions

Conclusions

HC offers a strong fit with EDP’s overall energy strategy in Iberia

Transaction enables EDP to extract maximum value from business integration and realisation of synergies

Combination of two leading Spanish and Portuguese players ahead of full operation of MIBEL

Transaction structure maintains EDP’s financial strength

EDP reinforces its position as a top tier Iberian energy player

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated August 3, 2004

EDP- Electricidade de Portugal, S.A.

By:	/s/ João Ramalho Talone
Name: Title:	João Ramalho Talone Chief Executive Officer